Exhibit (o)
                                 MEMORIAL FUNDS

                                 MULTICLASS PLAN

                                  MARCH 9, 1998
                          AS AMENDED SEPTEMBER 11, 1998


         This Plan is adopted by Memorial Funds (the "Trust") pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the "Act") to document the separate distribution arrangements, expenses and allocations of each class of shares of beneficial interest (a "Class") of each series of the Trust (a "Fund"). Except for any differences set forth in this Plan, each shareholder of a Fund shall have the same rights and obligations as any other shareholder of that Fund.

         SECTION 1.  CLASSES

         Each Fund may issue the following Classes: "Institutional Shares," and "Trust Shares." If a Fund offers more than one Class, each Class shall have a different arrangement for shareholder services or distribution or both ("Distribution Arrangement"), as follows:

         (a)      Institutional Shares:

                  (i) Institutional Shares are offered with no sales charges or distribution expenses.

                  (ii) Institutional Shares are offered subject to a maximum annual shareholder servicing fee equal to 0.17% of the average daily net assets of the Institutional Class of the Fund.

                  (iii) The minimum dollar amount for investment (the "investment minimum") in the Institutional Class shall be $10,000,000. There shall be no minimum for subsequent investments in the Institutional Class.

         (b)      Trust Shares.

                  (i) Trust Shares are offered subject to a maximum annual distribution fee equal to 0.25% of the average daily net assets of the Trust Class of the Fund.

                  (ii) The investment minimum for Trust Shares shall be $5,000. The minimum for subsequent investments in the Trust Class shall be $100.

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         SECTION 2.  VOTING RIGHTS

         The holders of a class of shares shall have:

         (a) exclusive voting rights with respect to any matter submitted to a vote of shareholders that relates solely to the Distribution Arrangement for that Class

         (b) separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interest of any other Class; and,

         (c) in all other respects, the same rights and obligations as each other Class.

         SECTION 3.  CLASS EXPENSE ALLOCATIONS

         (a) Shareholder Servicing Fees. All expenses incurred under a Class's shareholder servicing plan shall be allocated to that Class. Any agreement relating to a shareholder servicing plan shall require the parties thereto to provide the Trustees of the Trust with such information as may be reasonably necessary to evaluate this Plan.

         (b) Distribution Expenses. All expenses incurred under a Class's distribution plan adopted in accordance with Rule 12b-1 under the Act shall be allocated to that Class.

         (c) Other Class Expenses. The following expenses, which are incurred by Classes in different amounts or reflect differences in the amount or kind of services that different Classes receive (collectively with shareholder servicing fees under Section 2(a) "Class Expenses"), shall be allocated to the Class that incurred the expenses:

                  (i)      Transfer agent fees and expenses;

                  (ii)     Administrative fees and expenses;

                  (iii)    Litigation, legal and audit fees;

                  (iv)     State and foreign securities registration fees;

                  (v)      Shareholder report expenses;

                  (vi)     Trustee fees and expenses;

                  (vii) Preparation, printing and related fees and expenses for proxy statements and, with respect to current shareholders, shareholder reports, prospectuses and statements of additional information; and

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                  (viii) Such other fees and  expenses  as Forum  Administrative
                  Services, LLC ("Forum"), administrator of the Trust, deems to be allocable to different Classes.

         Items (i) and (ii) entirely are incurred by the Funds on a Class by Class basis and, accordingly, are wholly allocated to specific Classes. All other items are allocated to a specific Class only to the extent incurred by Classes in different amounts and not by the Fund (or the Trust) as a whole.

         SECTION 4.  OTHER ALLOCATIONS AND WAIVERS/REIMBURSEMENTS

         (a) Expenses Applicable to More than One Fund. Expenses other than Class Expenses incurred by the Trust on behalf of a Fund shall be allocated to that Fund and expenses other than Class Expenses incurred by the Trust on behalf of more than one Fund shall be allocated to the Funds that incurred the expense in accordance with the "Settled Share Method" set forth in Section 3(b).

         (b) "Settled Share Method". Income, realized and unrealized capital gains and losses and expenses other than Class Expenses related to a Fund shall be allocated to each class of the Fund based on the net asset value of the Class (excluding the value of subscriptions receivable) in relation to the net asset value of the Fund.

         (d) Waivers and Reimbursements. Nothing in this Plan shall limit the ability of any person to waive any fee paid by a Fund or Class to that person or to reimburse any or all expenses of a Fund or Class.

         SECTION 5.  EXCHANGE PRIVILEGES

         (a) Institutional Shares. Institutional Shares of a Fund may be exchanged for Institutional Shares of any other Fund.

         (b) Trust Shares. Trust Shares of a Fund may be exchanged for Trust Shares of any other Fund.

         SECTION 6.  AMENDMENTS

         (a) Non-Material Amendments. Other than for material amendments, this Plan may be amended at any time by the officers of the Trust.

         (b) Material Amendments. Material amendments to this Plan, including but not limited to any amendments adding a Class, may only be made by a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust as defined by the Act, upon a finding that the amendment is in the best interests of the Classes affected by the amendment and of the Trust. Prior to any material amendment to this Plan, the Board of Trustees shall request such information as may be reasonably necessary to

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evaluate  the Plan as proposed to be amended.  The Board of Trustees may review, among other things, (i) the relationship among the Classes, (ii) the potential conflicts of interest among the Classes regarding the allocation of fees, the services provided to the Classes, waivers of fees and reimbursements of expenses, (iii) voting rights, (iv) the level, cost and appropriateness of the services provided to each Class and (v) the reasonableness of the allocation of expenses among the Classes of a Fund.